                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. __________)*




                                 Bitstream Inc.
                       ----------------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   091736 10 8
                                 (CUSIP Number)

            Paul A. Gajer, Esq., Rubin Baum Levin Constant & Friedman
                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                October 30, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


------------------------------------------                                              ------------------------------------
         CUSIP NO. 091736 10 8                                                                        PAGE 2 OF 19
------------------------------------------                                              ------------------------------------




                                                           SCHEDULE 13D
----------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          PRIVEST II N.V.
----------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [ ]
                                                                                                                     (b) [X]

----------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          NONE (ITEM 3)
----------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]

----------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          NETHERLANDS ANTILLES
----------------------------------------------------------------------------------------------------------------------------
              NUMBER OF
                SHARES              7      SOLE VOTING POWER   665,244 (1)
             BENEFICIALLY       --------------------------------------------------------------------------------------------
               OWNED BY             8      SHARED VOTING POWER  0
                 EACH           --------------------------------------------------------------------------------------------
              REPORTING             9      SOLE DISPOSITIVE POWER  665,244 (1)
                PERSON          --------------------------------------------------------------------------------------------
                 WITH              10      SHARED DISPOSITIVE POWER  0
----------------------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          665,244 (1)
----------------------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [ ]

----------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                        12.8%

----------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*
                                                                         CO

----------------------------------------------------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

(1) INCLUDES 650,801 OUTSTANDING SHARES OF BITSTREAM INC. CLASS A COMMON STOCK AND 14,443 SHARES ISSUABLE TO PRIVEST II N.V. UPON THE EXERCISE OF WARRANTS.


------------------------------------------                                                  ------------------------------------
         CUSIP NO. 091736 10 8                                                                           PAGE 3 OF 19
------------------------------------------                                                  ------------------------------------


--------------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          PREMIER RESOURCES, LTD.
--------------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                              (a) [ ]
                                                                                                                         (b) [ ]
--------------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          NONE
--------------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

--------------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          COMMONWEALTH OF THE BAHAMAS
--------------------------------------------------------------------------------------------------------------------------------
              NUMBER OF               7      SOLE VOTING POWER   (ITEMS 2 AND 5)
                SHARES           -----------------------------------------------------------------------------------------------
             BENEFICIALLY             8      SHARED VOTING POWER
               OWNED BY          -----------------------------------------------------------------------------------------------
                 EACH                 9      SOLE DISPOSITIVE POWER  (ITEMS 2 AND 5)
              REPORTING          -----------------------------------------------------------------------------------------------
                PERSON               10      SHARED DISPOSITIVE POWER
                 WITH
--------------------------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          (ITEMS 2 AND 5)
--------------------------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                             [X]

--------------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                        0.0%

--------------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*
                                                                         CO

--------------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.


------------------------------------------                                                 ------------------------------------
         CUSIP NO. 091736 10 8                                                                          PAGE 4 OF 19
------------------------------------------                                                 ------------------------------------


-------------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          ANTONIO SALADINO
-------------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                             (a) [ ]
                                                                                                                        (b) [ ]

-------------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          NONE
-------------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

-------------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          SWITZERLAND
-------------------------------------------------------------------------------------------------------------------------------
              NUMBER OF                 7      SOLE VOTING POWER   (ITEMS 2 AND 5)
                SHARES             --------------------------------------------------------------------------------------------
             BENEFICIALLY               8      SHARED VOTING POWER
               OWNED BY            --------------------------------------------------------------------------------------------
                 EACH                   9      SOLE DISPOSITIVE POWER  (ITEMS 2 AND 5)
              REPORTING            --------------------------------------------------------------------------------------------
                PERSON                 10      SHARED DISPOSITIVE POWER
                 WITH
-------------------------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          (ITEMS 2 AND 5)
-------------------------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                            [X]


-------------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                        0.0%

-------------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*
                                                                         IN

-------------------------------------------------------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

----------------------------                      -----------------------------
  CUSIP NO. 091736 10 8                                   PAGE 5 OF 19
----------------------------                      -----------------------------



ITEM 1.  SECURITY AND ISSUER

     This statement on Schedule 13D relates to the Class A Common Stock, par value $.01 per share (the "Common Stock"), of Bitstream Inc., a Delaware corporation ("Bitstream"). The principal executive offices of Bitstream are located at 215 First Street, Cambridge, Massachusetts 02142.

ITEM 2.  IDENTITY AND BACKGROUND

     The information set forth below is given with respect to (i) Privest II N.V., a corporation organized under the laws of the Netherlands Antilles ("Privest II") and (ii) Premier Resources, Ltd. ("Premier"), a corporation organized under the laws of the Commonwealth of the Bahamas and Mr. Antonio Saladino, a citizen of Switzerland, and each director and executive officer thereof, if applicable, on Annexes 2A and 2B, respectively. On each of Annexes 2A and 2B, column (a) indicates the name of each person; column (b) indicates the address of the principal business and the address of the principal office of each entity or the business address of each natural person; column (c) indicates each such entity's principal business or such natural person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted as applicable; column (d) indicates whether or not, during the last five years, such person, or any executive officer, director or controlling person of such person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case; column (e) indicates whether or not, during the last five years, such person, or any executive officer, director or controlling person of such person, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and, if so, identifies and describes such proceedings and summarizes the terms of such judgment, decree or final order; and column (f) indicates, in the case of any natural person, the citizenship of such person.

     This Schedule 13D is being filed by Privest II, Premier and Mr. Saladino (collectively, the "Reporting Persons"). Privest II is the record holder and may be deemed "beneficial owner," within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the Common Stock covered hereby.

----------------------------                      -----------------------------
   CUSIP NO. 091736 10 8                                   PAGE 6 OF 19
----------------------------                      -----------------------------


Caribbean Management Company N.V., a corporation organized under the laws of the Netherlands Antilles, is managing director of Privest II but acts only in a ministerial capacity at the direction of Premier. Premier serves as an investment advisor to Privest II and has been delegated the authority to vote or direct the vote or to dispose or direct the disposition of shares of Common Stock held by Privest II. Accordingly, Premier may be regarded as the "beneficial owner," within the meaning of the Exchange Act, of the Common Stock held by Privest II. Premier is indirectly controlled by Mr. Saladino. Accordingly, Mr. Saladino may be deemed to be the "beneficial owner," within the meaning of the Exchange Act, of the Common Stock held by Privest II to the extent that Premier is delegated the authority to vote or direct the vote or to dispose of such Common Stock.

     The Reporting Persons do not admit they constitute a "group" for purposes of Section 13(d) under the Exchange Act.


------------------------------                                                                     ---------------------------------
CUSIP NO. 091736 10 8                                                                                     PAGE 7 OF 19 PAGES
------------------------------                                                                     ---------------------------------


                                                                                                                           Annex 2A
                                                        PRIVEST II N.V.
                                                        ---------------

====================================================================================================================================
     (a)                    (b)                                            (c)                         (d)    (e)        (f)
------------------------------------------------------------------------------------------------------------------------------------
Privest II N.V.      c/o Caribbean Management           Privest II N.V. is engaged in the business of   No     No     Not Applicable
                       Company N.V.                      making private equity investments.
                     14, John B. Gorsiraweg
                     Curacao, Netherland Antilles
====================================================================================================================================



------------------------------                                                                     ---------------------------------
CUSIP NO. 091736 10 8                                                                                      PAGE 8 OF 19 PAGES
------------------------------                                                                     ---------------------------------


                                                                                                                           Annex 2B
                                                  PREMIER RESOURCES, LTD.
                                                  -----------------------

====================================================================================================================================
        (a)                          (b)                                (c)                            (d)    (e)        (f)
------------------------------------------------------------------------------------------------------------------------------------
Premier Resources, Ltd.   IBM House - East Bay Street   Premier Resources, Ltd. ("Premier") is         No     No    Not Applicable
                          Nassau, Bahamas               engaged in the business of providing
                                                        investment advisory services.
------------------------------------------------------------------------------------------------------------------------------------
Antonio Saladino          Via Adamini, 10a              Mr. Saladino is a director and President       No     No    Switzerland
                          Lugano, Switzerland           of Premier.  Mr. Saladino's principal
                                                        employer is Gesfid S.A. ("Gesfid"), a
                                                        corporation established under the laws of
                                                        Switzerland, which has a principal place
                                                        of business at Via Adamini, 10a,
                                                        Lugano, Switzerland, of which he is
                                                        President. Gesfid is principally engaged
                                                        in the business of providing investment
                                                        advisory, fiduciary and investment banking
                                                        services.
------------------------------------------------------------------------------------------------------------------------------------
Beat Wernli               IBM House - East Bay Street   Mr. Wernli is a director and Secretary of      No     No    Switzerland
                          Nassau, Bahamas               Premier. Mr. Wernli's principal employer
                                                        is the Nassau branch of the Gotthard Bank,
                                                        a banking institution organized under the
                                                        laws of Switzerland, of which he is a
                                                        member of management. Gotthard Bank,
                                                        Nassau branch, has a principal place of
                                                        business at IBM House - East Bay Street,
                                                        Nassau, Bahamas.
------------------------------------------------------------------------------------------------------------------------------------
Allan M. Rosenbloom,      30 Rockefeller Plaza          Mr. Rosenbloom is a director and Vice          No     No    United States
 Esq.                     New York, New York 10012      President of Premier.  Mr. Rosenbloom is a
                                                        partner at the law firm of Rubin Baum Levin
                                                        Constant & Friedman, which has a principal
                                                        place of business at 30 Rockefeller Plaza,
                                                        New York, New York.
====================================================================================================================================

----------------------------                         ---------------------------
   CUSIP NO. 091736 10 8                                      PAGE 9 OF 19
----------------------------                         ---------------------------



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     No funds were used by Privest II to acquire the shares of Common Stock covered hereby. Such shares of Common Stock were issued to Privest II on the conversion of shares of Bitstream's Class A Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), held by Privest II. See Item 4. The funds necessary for the acquisition of the Preferred Stock held by Privest II were obtained from cash on hand.

ITEM 4.  PURPOSE OF TRANSACTION

     On October 30, 1996 Privest II acquired the Common Stock reported hereby upon the automatic conversion of 633,333 shares of Preferred Stock into an equal number of shares of Common Stock upon the effectiveness of a registration statement on Form S-1 filed by Bitstream in connection with its initial public offering of Common Stock (the "IPO"). Pursuant to Bitstream's Certificate of Incorporation, all outstanding Preferred Stock, including shares held of record by Privest II, were automatically converted into an equal number of shares of Common Stock on the effective date of the IPO.

     The Reporting Persons may purchase additional shares of Common Stock in the open market or in privately negotiated transactions, and may sell shares of Common Stock from time to time in open market or in privately negotiated transactions. The Reporting Persons may also enter into short sales or other hedging transactions with broker-dealers or other financial institutions. Transactions in respect of the shares of Common Stock may be effected from time to time based upon the capital requirements of any of the Reporting Persons and the market price of the shares.

     Except as set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of Bitstream, or the disposition of securities of Bitstream; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Bitstream or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Bitstream or any of its subsidiaries; (iv) any change in the present Board of Directors or management of Bitstream, including any plans or proposals to change the number or term of Director or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of Bitstream; (vi) any other change in Bitstream's business or corporate structure; (vii) changes in Bitstream's Certificate of Incorporation, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Bitstream by any person; (viii) causing a class of securities to be delisted from a national securities exchange or

----------------------------                         ---------------------------
  CUSIP NO. 091736 10 8                                    PAGE 10 OF 19
----------------------------                         ---------------------------



to cease to be registered national securities association; (ix) a class of equity securities of Bitstream becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to those enumerated above.

     Each of the Reporting Persons reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

     Privest II is party to an agreement (a "Lock-Up Agreement"), pursuant to which it has agreed not to sell or dispose of certain shares of its Common Stock for 180 days after the effective date of the IPO. (See Item 6 below for a description of the Lock-Up Agreement.)

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     According to the Registration Statement, upon consummation of the IPO, Bitstream would have 5,171,221 shares of Common Stock issued and outstanding. Privest II holds of record and may be deemed to "beneficially own," within the meaning of Exchange Act, 665,244 shares of Common Stock, including 14,443 shares of Common Stock issuable upon the exercise of warrants, representing "beneficial ownership," within the meaning of the Exchange Act, of approximately 12.8% of the total Common Stock outstanding.

     As of the consummation of the IPO, all of the persons listed in response to
Item 2 above, other than the Reporting Persons, "beneficially own," within the meaning of the Exchange Act, zero shares of Common Stock.

     Privest II has sole power to vote, dispose of and direct the disposition of all of the shares of Common Stock held by Privest II. Premier has, however, been delegated the authority to vote or direct the vote or to dispose of or direct the disposition of shares of Common Stock held by Privest II. Accordingly, Premier may be deemed the "beneficial owner," within meaning of the Exchange Act, of the Common Stock held by Privest II. Premier is indirectly controlled by Mr. Saladino. Accordingly, Mr. Saladino may be deemed to be the beneficial owner of the Common Stock held by Privest II to the extent Premier is delegated the authority to vote or dispose of the Common Stock held by Privest II. (See Item
2)

     During the sixty (60) days prior to the effective date of the IPO, none of the persons listed in response to Item 2 above effected any transaction in shares of Common Stock.

     No entity other than Privest II is known to have the right to receive or the power to direct the receipt of dividends from or

----------------------------                         ---------------------------
   CUSIP NO. 091736 10 8                                    PAGE 11 OF 19
----------------------------                         ---------------------------



the proceeds from the sale of the shares of Common Stock covered by this
Schedule 13D.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     Privest II is party to a Lock-Up Agreement, pursuant to which it has agreed not to offer, sell, contract to sell, make any short sale, pledge, or otherwise dispose of, directly or indirectly, any of the shares of Common Stock or other securities convertible into or exchangeable for, or any rights to purchase or acquire Common Stock beneficially owned by them (the "Lock-Up Securities"), or enter into any swap or other agreement with respect to Lock-Up Securities that transfers, in whole or part any of the economic consequences of ownership for a period of 180 days following the effective date of the IPO, without the prior written consent of Volpe, Welty & Company, the representative of the underwriters in the IPO, except for the sale of shares of Common Stock purchased in the open market after the effective date of the IPO or the conversion of outstanding options, warrants or convertible securities.

     Privest II is one of two private equity investments funds to which Premier serves as an investment advisor. The other such fund is Privest I N.V. ("Privest I"), a corporation organized under the laws of the Netherlands Antilles which has a principal place of business at 14, John B. Gorsiraweg, Curacao, Netherlands Antilles. Privest I and Privest II receive identical advice from Premier with respect to their common investments and generally purchase, hold, vote or dispose of their equity securities in the same manner on the basis of such advice. Privest I holds of record and may be deemed to "beneficially own," within the meaning of the Exchange Act, 668,417 shares of Common Stock, representing "beneficial ownership," within the meaning of the Exchange Act, of approximately 12.9% of the outstanding Common Stock. Privest I and Privest II do not, however, have identical investment portfolios and do not have an agreement between them to hold, vote or dispose of their equity securities, including, without limitation, their shares of Common Stock, together. Privest I and Privest II therefore do not believe that they are acting together as a "group" for the purposes of Section 13(d) under the Exchange Act and are not required to attribute to each other the "beneficial ownership" of the Common Stock "beneficially owned" by the other corporation within the meaning of Rule 13d-5 promulgated under the Exchange Act.

----------------------------                         ---------------------------
   CUSIP NO. 091736 10 8                                     PAGE 12 OF 19
----------------------------                         ---------------------------



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The following Exhibits are filed as part of this statement on Schedule 13D:

          Exhibit A: Joint Filing Agreement dated November 14, 1996 among Premier Resources, Ltd., Privest II N.V. and Antonio Saladino.

          Exhibit B: Lock-up Agreement dated June 24, 1996 between Bitstream Inc. and Privest II N.V.

----------------------------                         ---------------------------
   CUSIP NO. 091736 10 8                                     PAGE 13 OF 19
----------------------------                         ---------------------------



                                    SIGNATURE
                                    ---------


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned does hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 1996


                                    PRIVEST II N.V.

                                    By: Caribbean Management Company N.V.,
                                        Managing Director



                                    By: /s/ Sisulawatie Antonius-Soedhoe
                                       --------------------------------------
                                        Name: Sisulawatie Antonius-Soedhoe
                                        Title: Holder of procuration



                                    By: /s/ Germaine M. A. Sprock
                                       --------------------------------------
                                        Name: Germaine M. A. Sprock
                                        Title: Holder of procuration

----------------------------                         ---------------------------
   CUSIP NO. 091736 10 8                                     PAGE 14 OF 19
----------------------------                         ---------------------------



                                    SIGNATURE
                                    ---------


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned does hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 1996


                                        PREMIER RESOURCES, LTD.


                                        By: /s/ B. Wernli
                                           ----------------------------------
                                            Name: B. Wernli
                                            Title: Secretary


                                        By: /s/ F. Tuletta
                                           ----------------------------------
                                            Name:  F. Tuletta
                                            Title: Authorized Signatory

----------------------------                         ---------------------------
  CUSIP NO. 091736 10 8                                     PAGE 15 OF 19
----------------------------                         ---------------------------



                                    SIGNATURE


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned does hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 1996






                                        /s/ Antonio Saladino
                                        ---------------------------------
                                        Antonio Saladino

----------------------------                         ---------------------------
   CUSIP NO. 091736 10 8                                   PAGE 16 OF 19
----------------------------                         ---------------------------



                                                                      EXHIBIT A
                                                                      ---------

                             JOINT FILING AGREEMENT
                             ----------------------


     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock, par value $0.01 per share of Bitstream Inc. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14th day of November, 1996.


 PREMIER RESOURCES, LTD.


 By: /s/ B. Wernli                               By: /s/ Antonio Saladino
    --------------------------------------           --------------------------
     Name: B. Wernli                                 Antonio Saladino
     Title: Secretary



 By: /s/ F. Tuletta
    --------------------------------------
     Name: F. Tuletta
     Title: Authorized Signatory


PRIVEST II N.V.

By:  Caribbean Management Company
     N.V., Managing Director


By:  /s/ Sisulawatie Antonius-Soedhoe
    --------------------------------------
     Name:  Sisulawatie Antonius-Soedhoe
     Title: Holder of procuration


By:  /s/ Germaine M. A. Sprock
    --------------------------------------
     Name:  Germaine M. A. Sprock
     Title:  Holder of procuration

----------------------------                         ---------------------------
   CUSIP NO. 091736 10 8                                     PAGE 17 OF 19
----------------------------                         ---------------------------



                                                                      EXHIBIT B
                                                                      ---------


                                  June 24, 1996


Volpe, Welty & Company
as Representative of the
Several Underwriters
One Maritime Plaza, 11th Floor
San Francisco, CA 94111

Ladies and Gentlemen:

     The undersigned is an officer, director or holder of securities of Bitstream Inc. (the "Company"), and wishes to facilitate the public offering (the "Offering") of shares of the Company's Class A Common Stock, $.01 par value per share (the "Class A Common Stock") to be underwritten by Volpe, Welty & Company ("Volpe, Welty") and several other underwriters (collectively with Volpe, Welty, the "Underwriters"). The undersigned recognizes that such Offering and the public market for shares of the Company's Class A Common Stock created thereby will be of benefit to the undersigned.

     In consideration of the foregoing and in order to induce you to act as underwriters of the Offering, the undersigned hereby irrevocably agrees that he, she or it will not, without the prior written approval of Volpe, Welty, commencing on the date hereof and ending on the date one hundred eighty (180) days after the date the Form S-1 Registration Statement filed on behalf of the Company in connection with the Offering becomes effective (the "Effective Date"), (i) offer, sell, contract to sell, make any short sale (including without limitation a short against the box), pledge or otherwise dispose of, directly or indirectly, any shares of the Company's Class A Common Stock or Class B Common Stock (collectively, "Common Stock"), options to acquire Common Stock or securities convertible into or exchangeable for, or any other rights to purchase or acquire, the Company's Common Stock beneficially owned by the undersigned (as determined in accordance with the rules and regulations of the Securities and Exchange Commission) (collectively "Restricted Securities") or
(ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock; whether any such transaction described in (i) or (ii) is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The lock-up restrictions of the foregoing sentence shall not apply to (A) the shares to be sold to the Underwriters pursuant to the Offering (including shares sold solely to cover over-allotments, if any), (B) the sale of shares purchased in the open market after the Effective Date or (C) the exercise or conversion of outstanding options, warrants or convertible securities during any such period (but such lockup restrictions do apply to any subsequent sale of shares received upon such exercise or conversion). The foregoing lock-up restriction is expressly agreed to preclude the holder of Restricted Securities

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   CUSIP NO. 091736 10 8                                    PAGE 18 OF 19
----------------------------                         ---------------------------



from engaging in any hedging or other transaction that is designed to or could reasonably be expected to lead to, or result in, a disposition of Restricted Securities during the applicable lock-up period even if such Securities would be disposed of by the undersigned subsequent to the applicable lock-up period or by someone other than the undersigned.

     Notwithstanding the foregoing, any transfer of Restricted Securities which either (i) constitutes a pro rata distribution of a partnership or a corporation to its partners or its stockholders, respectively, or (ii) constitutes a bona fide gift of such shares, will not require your consent; PROVIDED, that the transferee enters into a lock-up agreement in substantially the form hereof covering the remainder of the lock-up period under this Agreement.

     The undersigned confirms that he, she or it understands that the Underwriters and the Company will rely upon the undertakings set forth in this Agreement in proceeding with the Offering. The undersigned understands that this Agreement is irrevocable and shall be binding on the undersigned and his, her or its respective successors, heirs, personal representatives and assigns. The undersigned agrees and consents to the entry of stop transfer instructions with the Company's transfer agent against the transfer of Restricted Securities of the Company held by the undersigned except in compliance with this Agreement.

     No waiver of any of the restrictions applicable to the undersigned contained herein shall be valid unless in a writing signed by Volpe, Welty. The approval of any waiver of any of the restrictions applicable to the undersigned contained herein shall not create any obligation on the part of Volpe, Welty to provide any other waiver, or notice of any such waiver, to any other party bound under a similar agreement. The approval of any waiver of any of the restrictions applicable to any other party pursuant to any similar agreement shall not create any obligation on the part of Volpe, Welty to provide any waiver, or notice of any such waiver, to the undersigned. The approval of any waiver of any of the restrictions contained herein or in any similar agreement shall be in the sole discretion of Volpe, Welty.

         [THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

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   CUSIP NO. 091736 10 8                                    PAGE 19 OF 19
----------------------------                         ---------------------------


     Notwithstanding anything else herein, if the Offering does not become effective on or prior to December 31, 1996 the terms and provisions of this Agreement shall be of no further force or effect.


                                    PRIVEST II N.V.

                                    By:  Caribbean Management Company N.V.
                                         Managing Director


                                         /s/ Sisulawatie Antonius-Soedhoe
                                         --------------------------------------


                                         /s/ Germaine M.A. Sprock
                                         --------------------------------------


                                         Holders of procuration
                                         --------------------------------------
                                         (Title)


     Signed in Curacao, Netherlands Antilles, this 24th day of June 1996.